YOUNG & RUBICAM INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratios of earnings to fixed charges of Young & Rubicam Inc. for the periods indicated.



                                                Quarter Ended
                                                ---------------
                                                  March 31,                      Year Ended December 31,
                                                --------------- -------------------------------------------------------
                                                    2000           1999        1998        1997        1996        1995
                                                    ----           ----        ----        ----        ----        ----
Earnings:
     Income (loss) before income taxes           $51,911        $278,220     $(86,997)    $36,304   $(250,617)     $7,905
     Dividends from unconsolidated companies         176           3,714        3,467       2,728       2,691       2,101
     Interest expense                              5,571          24,069       26,001      42,879      28,584      27,441
     Interest component of rent expense            7,642          28,367       25,167      24,800      20,967       20,790
                                                   -----         -------      -------     -------     -------   ----------
     Total earnings (deficiency)                  65,300         334,370      (32,362)    106,711    (198,375)      58,237
                                                  ======         =======      ========    =======    =========      ======


Fixed charges:
     Interest expense                              5,571          24,069       26,001      42,879      28,584      27,441
     Interest component of rent expense            7,642          28,367       25,167      24,800      20,967      20,790
                                                   -----          ------       ------      ------      ------      ------
     Total fixed charges                          13,213          52,436       51,168      67,679      49,551      48,231
                                                  ======          ======       ======      ======      ======      ======

Ratio of earnings to fixed charges
(deficiency in the coverage of fixed charges by
earnings before fixed charges, in
thousands) (a) (b) (c)                             4.94x           6.38x     $(83,530)       1.58x  $(247,926)      1.21x
                                                   ====            =====     =========      =====  ==========   =========

     (a) The ratio of earnings to fixed charges has been computed by dividing total earnings by total fixed charges. Coverage deficiencies have been computed by subtracting fixed charges from total earnings. Earnings were calculated by adding (i) income (loss) before income taxes, (ii) dividends from unconsolidated companies, and (iii) fixed charges. Fixed charges consist of interest and one-third of rent expense as representative of the interest portion of rentals.

     (b) As a result of the loss before income taxes incurred for the years ended 1998 and 1996, the ratio coverage was less than 1:1.

     (c) Excluding the effects of the income recorded in the first quarter of 2000, in connection with (i) the gain on the sale of certain assets and rights known as Y&R Teamspace to eMotion Inc., (ii) gains on the sale of certain marketable securities and (iii) additional consideration received in the first quarter of 2000 as a result of achieving revenue and operating profit performance targets of the Brand Dialogue assets contributed to Luminant Worldwide Corporation in 1999, totaling $10.8 million, the ratio of earnings to fixed charges would have been 4.13x for the quarter ended March 31, 2000.

     (d) Excluding the effects of the income recorded in connection with the 1999 net pre-tax gain on the sale of certain assets of our Brand Dialogue operations in exchange for an ownership interest in Luminant Worldwide Corporation and additional consideration received in the fourth quarter of 1999 as a result of achieving revenue and operating profit performance targets of the Brand Dialogue contributed assets totaling $85.0 million, the ratio of earnings to fixed charges would have been 4.76x for the year ended December 31, 1999. Excluding the effects of the $234.4 million of charges recorded in connection with the consummation of our initial public offering of common stock in May 1998, the ratio of earnings to fixed charges would have been 3.95x for the year ended December 31, 1998. Excluding the effects of the $315.4 million of charges recorded in connection with our recapitalization in December 1996, the ratio of earnings to fixed charges for the year ended December 31,1996 would have been 2.36x.